UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 24, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc and its subsidiaries and its equity accounted interests in joint ventures and associates (‘the Group’), at March 31, 2024.

At March 31, 2024
€million
Borrowings and indebtedness
Short-term borrowings	8,659
Short-term derivative financial instruments*	56
Total short-term borrowings	8,715

Long-term borrowings	48,328
Long-term derivative financial instruments*	1,468
Total long-term borrowings	49,796

Total borrowings and indebtedness	58,511

Capital
Called up share capital (28,818,683,808 ordinary shares allotted, issued and fully paid)	4,797
Additional paid-in capital	149,253
Treasury shares held (1,738,561,954 shares)	(7,645)
Accumulated losses	(114,641)
Accumulated other comprehensive income	28,202
Non-controlling interests	1,032

Total equity and shareholders’ funds	60,998

Total capitalization and indebtedness	119,509

* Derivative financial instruments are included within Trade and other payables.

(1)	At March 31, 2024, the Group had contingent indebtedness relating to outstanding financial guarantees, performance and other payment bonds totaling €3,437 million. This primarily included Vodafone Group Plc’s guarantee of the Group’s 50% share in a multicurrency loan facility, amounting to US$1 billion and €0.6 billion (€1.5 billion) which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd, and INR 42.5 billion (€0.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers Ltd.

(2)	At March 31, 2024, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations.

(3)	At March 31, 2024, the Group had cash and cash equivalents of €6,183 million, short-term investments of €3,225 million, collateral assets of €741 million and €4,226 million of derivative financial instruments included in Trade and other receivables, resulting in total net borrowings and indebtedness of €44,136 million.

(4)	At March 31, 2024, Total short-term borrowings and Total long-term borrowings do not yet reflect the required adoption of the amendments to IAS 1 ‘Presentation of Financial Statements’, which the Group is required to adopt as of April 1, 2024. The impact of adopting the amendments on the consolidated statement of financial position at March 31, 2024 is a reduction of €931 million to the value of bonds presented within Short-term borrowings, which will be re-presented as bonds within Long-term borrowings.

(5)	On May 31, 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. to Zegona Communications plc. As a result, an initial share buyback program was announced on May 15, 2024 to repurchase up to €500 million of shares. At June 20, 2024, the Group has repurchased 303,365,282 shares.

(6)	Other than the share buyback program referred to in footnote 5 above, and movements in foreign exchange rates and the financial performance for the period to date, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2024.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 24, 2024

By:	/s/ J Stead
Name: Jamie Stead
Title: Group Treasury Director